EXHIBIT 99.1

Medicenna Hosting Key Opinion Leader Call on MDNA55 for the Treatment of Recurrent Glioblastoma Multiforme

-  Call will take place on Friday, December 11, 2020 at 11:00 AM ET

TORONTO and HOUSTON, Dec. 02, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will host a key opinion leader (KOL) call on MDNA55 for the treatment of recurrent glioblastoma multiforme (rGBM) on Friday, December 11, 2020 at 11:00 AM ET.

The call will feature presentations by KOLs who will provide an overview on the current treatment landscape and unmet medical need in rGBM, including Dr. David Reardon, MD, Harvard Medical School; Dr. John Sampson, Duke School of Medicine; Dr. Ruthie Davi, Acorn AI; and Dr. Amy McKee, Parexel. Drs. Reardon, Sampson, Davi and McKee will be available to answer questions at the conclusion of the call.

MDNA55 is an Empowered Superkine developed as a therapeutic for rGBM. Medicenna's current plans to facilitate MDNA55’s advancement down the regulatory pathway will be discussed on the call following the KOL presentations.

To register for the call, please click here.

About the KOLs
David A. Reardon, MD, is a Professor of Medicine at Harvard Medical School and currently serves as Clinical Director of the Center for Neuro-Oncology at the Dana-Farber Cancer Institute. He previously served as the Associate Deputy Director of the Preston Robert Tisch Brain Tumor Center at Duke University Medical Center for eleven years. He completed his residency at John Hopkins Hospital in Maryland, USA and was awarded a fellowship at the University of Michigan. Dr. Reardon is an active researcher with special interests in the design and implementation of clinical trials for neuro-oncology and the preclinical evaluation of promising therapeutics for central nervous system tumors. His work includes using innovative clinical therapeutic agents to improve outcomes for patients with brain and spinal tumors, with a particular focus on immunotherapeutics. He has also led investigations of molecular-targeting agents, anti-angiogenic reagents, cytotoxins and other biologically-based therapies. Dr. Reardon has published over 290 peer-reviewed manuscripts. He received the R. Wayne Rundles Award for Excellence in Cancer Research as well as the Award for Excellence in Adult Clinical Research by the Society for Neuro-Oncology in 2015 and 2016. He also served as the tenth president of the Society for Neuro-Oncology from 2013-2015.

John H. Sampson, MD, PhD, MHSc, MBA, is the Robert H. and Gloria Wilkins Distinguished Professor and Chair of Neurosurgery at Duke University School of Medicine, and co-leader of the Duke Cancer Institute Neuro-Oncology program. Dr. Sampson is a recognized leader in the surgical resection and experimental treatment of complex brain tumors. He currently focuses his clinical practice on treating patients with benign and malignant brain tumors and divides his time between his clinical practice and an active research laboratory investigating new modalities of direct brain tumor infusion and immunotherapy. After earning his medical degree from the University of Manitoba in Winnipeg, Dr. Sampson went on to pursue his PhD in neuropathology and MHSc in clinical research at Duke University. He did his research training under the internationally renowned scientist, Darell D. Bigner, and Nobel Laureate Gertrude Elion. Recognizing the need for additional health sector management and leadership training, he completed an MBA with Duke University’s Fuqua School of Business. He has authored more than 240 peer-reviewed publications documenting the development of multiple immunotherapeutic agents that have affected the standard of care in glioblastoma, the most malignant form of brain cancer. He has remained continuously funded by the National Institutes of Health since 2000. In 2017, Dr. Sampson was named to the prestigious National Academy of Medicine. In 2018, he was elected as President, Private Diagnostic Clinic, PLLC at Duke.

Ruthie Davi, PhD is a Statistician and Vice President, Data Science at Acorn AI, a Medidata company, and has a background in pharmaceutical clinical trials with more than 20 years working as a Statistical Reviewer, Team Leader, and Deputy Division Director in the Office of Biostatistics in the Center for Drug Evaluation and Research (CDER) at FDA. At Acorn AI, Ruthie is part of a team creating analytical tools to improve the efficiency and rigor of clinical trials, an example of which is the development of Synthetic Control Arms. Ruthie holds a Ph.D. in Biostatistics from George Washington University.

Amy McKee, MD is the Vice President, of Regulatory Consulting Services at Parexel. She has 11 years of experience at the FDA, most recently in the role of Deputy Center Director, Oncology Center of Excellence and Supervisory Associate Director, Office of Hematology Oncology Products (OHOP). She was responsible for four Divisions performing the scientific review and evaluation of hematology and oncology therapeutic drugs and biologics subject to regulation by the CDER. Amy is Board Certified in Pediatric Hematology/Oncology.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all subjects and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com